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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-21878                          CUSIP NUMBER:  828815 10 0

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 2001


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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PART I--REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: Simon Worldwide, Inc.

FORMER NAME IF APPLICABLE: Cyrk, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:  101 Edgewater Drive, Wakefield, MA 01880


PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

         As set out below, Simon Worldwide, Inc. (the "Company") and its subsidiary, Simon Marketing, Inc. ("SMI"), have recently experienced a number of unanticipated events including the loss of significant customer relationships, the resignation of certain executive officers, and multiple lawsuits filed against the Company and SMI, which have made it impossible to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 on time without unreasonable effort or expense.

         On August 21, 2001 the Company was informed that one of SMI's employees had allegedly engaged in illegal activities in connection with certain promotional games administered by SMI on behalf of McDonald's Corporation ("McDonald's"). On August 21, 2001, McDonald's terminated its 25-year relationship with SMI and shortly thereafter, Philip Morris Incorporated ("Philip Morris") and several other significant clients terminated their relationships with SMI and/or the Company. Due to the loss of

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these clients, on September 21, 2001, the Company announced that SMI eliminated
94 jobs in order to reduce operating costs. The Company and SMI are continuing to implement further job eliminations. Additionally, SMI recently lost its Chief Financial Officer. On September 17, 2001, the Company announced that as a result of the allegedly illegal activities of one SMI employee involving the administration of certain of McDonald's promotional games, the Company and SMI had been named as defendants in numerous class and representative actions filed across the country. On October 30, 2001 the Company announced that McDonald's filed a complaint against the Company and SMI in Illinois federal court and the Company and SMI filed a complaint against McDonald's in California state court. Furthermore, there has been a recent disruption of the Company's IT service at its principal executive offices where the Company's financial office is based, leaving the Company without access to significant financial and accounting information located within the Company's computer system.

         The Company is currently evaluating courses of action with respect to the above events. These events have posed certain unanticipated difficulties in obtaining financial and other information, including information from certain of the Company's foreign subsidiaries, necessary for the Company's 10-Q filing which cannot be obtained without unreasonable effort or expense.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Allan I. Brown
         (310) 552-6826

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Company's business has been heavily concentrated with McDonald's and to a lesser extent, Philip Morris. Net sales to McDonald's accounted for 67% of total net

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sales in the first nine months of 2000. Net sales to Philip Morris accounted for
9% of total net sales in 2000. Net sales to McDonald's and Philip Morris accounted for 80% and 8%, respectively, of total net sales in the first nine months of 2001. Because of the termination of the Company's relationship with McDonald's, Philip Morris and other of its customers, the results of the Company's operations for the third quarter of 2001 and the nine months then ended will be significantly negatively impacted.



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SIMON WORLDWIDE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November __, 2001                       SIMON WORLDWIDE, INC.


                                               By: /s/ Allan I. Brown
                                                  ------------------------------
                                                  Allan I. Brown
                                                  Chief Executive Officer
                                                  and President